Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LV3 Holdings, Inc
2250 Western Avenue
Park Forest, IL 60466
lv3.com

Up to $1,234,999.50 in Common Stock at $3.50
Minimum Target Amount: $14,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LV3 Holdings, Inc
Address: 2250 Western Avenue, Park Forest, IL 60466
State of Incorporation: DE
Date Incorporated: September 05, 2023

Terms:

Equity

Offering Minimum: $14,997.50 | 4,285 shares of Common Stock
Offering Maximum: $1,234,999.50 | 352,857 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.50
Minimum Investment Amount (per investor): $297.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Combo/Avid Investor Perk

Invest $1,000+ within the first 48 hours and receive 5% bonus shares

Invest $10,000+ within the first 48 hours and receive 15% bonus shares

Invest $2,500+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Flash perk

At 45 days in: Invest $10,000+ within the first 48 hours and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an Investor Certificate

Tier 2 Perk — Invest $1,000+ and receive a Gift Card Code valued at $100

Tier 3 Perk — Invest $2,500+ and receive a Gift Card Code valued at $250

Tier 4 Perk — Invest $5,000+ and receive a Gift Card Code valued at $500 + 5% bonus shares

Tier 5 Perk — Invest $10,000+ and receive a Gift Card Code valued at $1,000, a 10% Annual Retail Discount on lv3.com, 2 Free tickets** to any of the 4 major Hair Expos in the US + 5% bonus shares

Tier 6 Perk — Invest $25,000+ and receive a Gift Card Code valued at $1,000, a 20% Annual Retail Discount on lv3.com, 4 Free tickets** to any of the 4 major Hair Expos in the US + 10% bonus shares

Tier 7 Perk — Invest $50,000+ and receive a Gift Card Code valued at $1,000, a 25% Annual Retail Discount on lv3.com, 4 Free tickets** to any of the 4 major Hair Expos in the US + 15% bonus shares

Tier 8 Perk — Invest $100,000+ and receive a Gift Card Code valued at $1,000, a 30% Annual Retail Discount on lv3.com, 4

Free tickets** to any of the 4 major Hair Expos in the US + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**The Company will reach out to its investor base at the closing of the round to obtain any personal information that may be needed in order to facilitate the transfer of the(se) ticket(s).

The 10% StartEngine Owners' Bonus

LV3 Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LV3 Holdings, Inc. ("LV3" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company's product, L3VEL3™, is an A to Z product and accessory brand designed specifically for male hair care and grooming. Born from the barbershop, our artist-driven brand promises professional results through our high-quality products available at an affordable price.

Our mission is to uplift the men's industry to new heights through ethical innovation. With influential backers like A-Rod (@arod23pr), Los Cut It (@los_cut_it), and Bengie @barberobengie), we believe we're set to shake up men's grooming. Join us in transforming the game and making high-quality products accessible to all.

Men's grooming is in our DNA and our brand has been built by Artists for Artists. Now, we invite you to level up with L3VEL3.

Our Revenue is generated in the following percentages:

Wholesale/exclusive distributors (roughly 250 accounts worldwide)65%

Barbershop/salon Owners/ L3VEL3 Dealers (11,000 accounts)18%

Retail Amazon & LV3.com (50,000 accounts)17%

Description of additional entities and how they are related to the issuer, LV3 Holdings Inc

L3vel3 Holdings LLC: This entity serves as the majority shareholder of LV3 Holdings Inc. However, it does not engage in any operational activities.

L3vel3 Brothers LLC: This company collectively owns shares in LV3 Holdings Inc. on behalf of the owners and their two brothers. It operates as a unified entity with no separate operational activities.

Glucona Bio Corporation: Acting as an investor, this Canadian-based company has a global reach. It operates a significant distribution network in the Middle East and North Africa. While it holds expertise in manufacturing, it primarily serves as a silent partner and does not engage in day-to-day operations.

Elegance USA Inc. (Real Property): This company owns the real estate property from which LV3 Holdings Inc. conducts its operations. It does not conduct any separate operational activities.

3 Holdings, LLC (IP): This entity holds all intellectual property and trademarks owned by LV3 Holdings Inc. on a global scale. It does not engage in operational activities but plays a crucial role in protecting and managing the company's intellectual assets. We have applied for our trademark in over 150 countries worldwide. Appx 90% of them have been registered and were granted for our Trademark (L3 L3VEL3). This process started in 2020 and until now we are still continuing in some countries with the final process.

L3V3L3 LLC (Operations): This is the core operating entity responsible for critical functions such as sales, accounting, payroll, purchasing, management, and contracts. It is the sole revenue-generating corporation within the group.

Competitors and Industry

Industry

We believe the industry leans more on women's cosmetics and personal care, leaving men's grooming as more of an afterthought. LV3 seeks to change this by shifting the focus to the thriving barbering scene to enhance traditional men's grooming. We recognized this glaring void in the market of men's professional products, which is why we created an extensive A to Z brand offering over 150+ products tailored exclusively for men. From hair and grooming products to accessories, to clothing, we've got it all at an ethical price point that leaves luxury brands feeling the sting. Our affordable price tag of 10 - 12$ (with almost double the ounces) ensures that guys get what works for the right price.

Competitors

While competitors claim to cater to men, they seem to fall short when it comes to a complete range of quality care products that don't break the bank. Brands like American Crew, REDKEN, and Paul Mitchell offer men's lines, but we feel are generic with no soul & we feel none match our comprehensive A-Z approach to men's hair care.

Current Stage and Roadmap

Current Stage

We are currently in-market with our product or service, focusing on growing, expanding and manufacturing

With an international trademark registration spanning 150+ countries, and ~$32.5M in revenue since the Company's launch in 2020, we believe LV3 has solidified its presence on a global scale. During that same timeframe (2020 launch through August 2023), the company incurred a cumulative cost of goods sold of ~$18.5M. Our status as a Pro Beauty Association Member, ISO Certification, and our Co-Founder, Arod, voted top barber in the world, further solidify our position to continue our growth and presence in the industry. We're seeking to introduce L3VEL3™ Pro, a premium professional product line with cutting edge formulations and sleek packaging.

Road Map

As we venture into the end of 2023 and begin 2024, we plan to expand our US distribution, lowering international distribution prices, and offering a new container pricing program to cater to new markets worldwide. Education is at our core, and we aim to bring in top-notch colorist educators and use multi-language content to empower professionals and enthusiasts alike.

The Team

Officers and Directors

Name: Tareq Nouri

Tareq Nouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder / Chief Operating Officer / Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Head of Operations, Sales, Purchasing Manager. $144k Annual salary

Other business experience in the past three years:

- Employer: Elegance USA
  Title: COO
  Dates of Service: September, 2012 - January, 2020
  Responsibilities: Head of Operations, Sales, Purchasing Manager

Name: Yasser (Jay) Nouri

Yasser (Jay) Nouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder / Chief Executive Officer / Director
  Dates of Service: January, 2020 - Present
  Responsibilities: CEO, Marketing Director. Salary: $144K Annual

Other business experience in the past three years:

- Employer: Elegance USA
  Title: CEO
  Dates of Service: September, 2012 - January, 2020
  Responsibilities: CEO, Marketing Director

Name: Ammar Nouri

Ammar Nouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder / Chief Distribution Officer / Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Head of Distribution for USA. Salary: $144K

Other business experience in the past three years:

- Employer: Elegance USA
  Title: Chief Distribution Officer
  Dates of Service: September, 2012 - January, 2020
  Responsibilities: Head of Distribution for USA

Name: Yadiel Rodriguez Rodriguez

Yadiel Rodriguez Rodriguez 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co/Owner / Chief Marketing Officer / Director
  Dates of Service: January, 2020 - Present
  Responsibilities: In charge of marketing social media and all platforms across all networks. In charge of media team. Salary: 144K

Name: Trisha Parker

Trisha Parker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Principal Accounting Officer
  Dates of Service: April, 2014 - Present
  Responsibilities: I am the senior inhouse accountant handling all things accounting from AR, AP, GL and reconcilations. As well as primary HR duties as well. Salary is 130k

Other business experience in the past three years:

- Employer: TriLam Inc
  Title: Company Owner
  Dates of Service: April, 2018 - Present
  Responsibilities: Company Owner, runs and manages the business

Other business experience in the past three years:

- Employer: Oak Realty Of Chicago Inc
  Title: Licensed Realtor
  Dates of Service: May, 2018 - Present
  Responsibilities: Realtor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for ourproducts. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
L3vel3 Holdings LLC	6,842,000	Common Stock	68.42%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 352,857 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 1,200,000 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founders issuance.
  Date: September 05, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue for fiscal year 2021 was $7,714,566 compared to $$9,384,593.00 in fiscal year 2022: We increased our revenue by opening new international markets and expanded our product range with 8 new items

Cost of Sales for fiscal year 2021 was $4,113,610 compared to $4,535,182.00 in fiscal year 2022 : Our cost of goods was similar from 2021 to 2022 despite the increase in revenue is because the landed cost was higher for 2021 because of freight costs.

Gross margins for fiscal year 2021 were -$681,741 compared to -$468,796.00 in fiscal year 2022 : The increase in revenue helped reduce our loss but we are still in the reinvesting stage and growing at a rapid rate and investing heavily in Marketing and shows.

Expenses for fiscal year 2021 were $4,349,078 compared to $5,002,083 in fiscal year 2022 : Our expenses increased slightly due to new employees hiring, and advertising costs in new countries we opened.

Historical results and cash flows:

The Company is currently in the growth stage and insert revenue stage: revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because (Because we are expanding at a very large scale and revenue will increase at a healthy pace which will give us the cash flow needed to expand more. Past cash was primarily generated through (include how this was generated: sales; equity investments. Our goal is to start manufacturing locally in our building and that will help free up cash flow that is used to forecast stock for 90-120 days, to where it will be on-demand manufacturing for customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 07/2023, the Company has capital resources available in the form of a line of credit for $600k from Wayflyer Capital and $500K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support Product Range expansion, Manufacturing plant addition in our building, Cashflow for expansion markets and marketing campaigns for retail.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum amount, our company will still be operating and generating revenue, but will restrict our speed of growth and product range assortment. And most importantly, will delay our manufacturing plans by a lot.

The current monthly burn rate is appx $400k a month. This rate is us running at full capacity and also expanding into international markets. The good thing is that this burn rate will handle 2x the amount of sales that we are selling now which will increase our profits. Our breakeven point is $10M in sales which we are on pace to break that amount this year and turn over a profit for the first time.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount, it will put our company in a great position for immediate growth and expansion. All of our projects immediately start getting to work and product range instantly doubles. Our marketing campaign will have a healthy budget for ads and also sponsorships. Finally and most importantly, Manufacturing plans will start right away and will be breaking ground for construction right away.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including other capital rasies. If you are conducting any concurrent offerings or contemplating this, please disclose the terms here.

Indebtedness

- Creditor: Financed Equipment/Vehicles
  Amount Owed: $25,717.00
  Interest Rate: 0.0%
  Maturity Date: September 22, 2025
  The debt instrument named "Financed Equipment/Vehicles" has a principal amount of $40,000. It was borrowed on September 22, 2020, and is scheduled to mature on September 22, 2025. As of now, no interest expense or accrued interest has been recorded. The current portion of this debt is $14,988, while the non-current portion is $10,729, resulting in a total indebtedness of $25,717.

- Creditor: SBA Loan
  Amount Owed: $512,291.00
  Interest Rate: 3.75%
  Maturity Date: May 27, 2050
  The SBA Loan has a principal amount of $500,000 and carries an interest rate of 3.75%. It was borrowed on May 27, 2020, with a scheduled maturity date of May 27, 2050. The interest expense accrued on this loan is $17,425, and the accrued interest stands at the same amount. Currently, the current portion of this debt is $30,204, while the non-current portion is $464,662. The total indebtedness for the SBA Loan is $512,291.

- Creditor: SBA EIDL Loan
  Amount Owed: $3,942,064.00
  Interest Rate: 6.0%
  Maturity Date: September 18, 2030
  The SBA EIDL Loan is the largest debt instrument, with a principal amount of $4,500,000 and an interest rate of

6.00%. It was borrowed on September 18, 2020, and is set to mature on September 18, 2030. Interest expense totaling $223,136 has accrued on this loan, along with an equivalent amount of accrued interest. The current portion of the SBA EIDL Loan is $599,511, while the non-current portion is $3,119,418, resulting in a total indebtedness of $3,942,064.

- Creditor: Loan from a Certain Lender:
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  The debt from a certain lender amounts to $100,000 and carries no specified interest rate. The borrowing period and maturity date are recorded as "2021" and "Not set," respectively. As of now, no interest expense or accrued interest has been noted. The full amount of $100,000 is considered as the current portion, as no non-current portion is mentioned.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $35,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options with a right to acquire shares are exercised.

Based on the analysis below, LV3 Holdings, Inc. believes it is able to justify its pre-money valuation of $35,000,000:

The Company's revenue for 2022 was $9,384,593.33. Using the industry standard multiplier of 4.22, the Company can justify a pre-money valuation (PMV) of $39,602,983.85. However, we discounted our PMV to account for our early-stage round and pre-manufacturing stage and arrived at a PMV of $35,000,000.

Below are additional factors that we believe contribute to the overall value of the Company; however, we have not attributed any value to them:

Sales Growth and Market Expansion: In less than 30 months, the company has achieved impressive sales of over $25 million. This growth indicates a strong market demand for its products and services. With expansion into over 30 different markets worldwide and an increased product range from 50 to 150 items, the company has diversified its offerings and widened its customer base.

International Revenue Potential: Although the majority of revenue currently comes from the USA market, the successful completion of worldwide registrations can position the Company for growth in international markets. We believe this potential for expansion abroad suggests a strong revenue stream in the near future.

Marketing Strength and Brand Influence: The Company boasts an impressive marketing campaign, with a combined network following of over 10 million as a brand. The endorsement of over 20 renowned educators worldwide, including the co-founder Arod with over 7 million followers, provides a strong endorsement and further expands the company's reach.

Given the above information, we believe our $35M PMV is justified.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development

10.0%
10% will be used for product development and registration.

- Inventory
49.0%
49% of proceeds for inventory for existing products, but also new items we are adding to our collection.

- Company Employment
15.0%
20% will be used for a retail marketing campaign, also expanding our sales and distribution staff to meet demand.

- Working Capital
19.5%
20% will be for working capital for our color line product release, cologne line expansion.

- StartEngine Service Fees
1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lv3.com (lv3.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lv3

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LV3 Holdings, Inc

[See attached]

L3VEL3 LLC

Consolidated Financial Statements
Year Ended December 31, 2022 and 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
L3VEL3 LLC
Park Forest, Illinois

We have reviewed the accompanying consolidated financial statements of L3VEL3 LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, consolidated statement of members' equity (deficit), and consolidated cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 18, 2023
Los Angeles, California

L3VEL3 LLC

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	277,491	$	337,713
Acccounts Receivable, net		736,515		311,023
Inventory		2,450,135		880,170
Prepaids and Other Current Assets		166,285		410
Total current assets		**3,630,425**		**1,529,317**
Property and Equipment, net		3,096,293		3,240,701
Intangible Assets		1,789,308		1,750,000
Total assets	**$**	**8,516,027**	**$**	**6,520,017**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	504,111	$	283,444
Credit Cards		277,442		236,545
Current Portion of Loans and Notes		744,703		1,111,369
Line of Credit		-		115,274
Other Current Liabilities		66,579		21,618
Total current liabilities		**1,592,834**		**1,768,251**
Promissory Notes and Loans		3,594,809		3,971,714
Total liabilities		**5,187,643**		**5,739,965**
MEMBERS' EQUITY				
Members' Equity		3,328,383		780,053
Total Members' Equity		**3,328,383**		**780,053**
Total Liabilities and Members' Equity	**$**	**8,516,027**	**$**	**6,520,017**

See accompanying notes to financial statements.

L3VEL3 LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 9,384,593	$ 7,714,566
Cost of Goods Sold	4,535,182	4,113,610
Gross profit	4,849,412	3,600,956
Operating expenses		
General and Administrative	4,971,293	4,349,078
Sales and Marketing	30,790	-
Total operating expenses	5,002,083	4,349,078
Operating Income/(Loss)	(152,672)	(748,123)
Interest Expense	315,101	368,447
Other Loss/(Income)	1,023	(434,829)
Income/(Loss) before provision for income taxes	(468,796)	(681,741)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (468,796)**	**$ (681,741)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**-**
Capital Contribution		1,461,794
Net income/(loss)		(681,741)
Balance—December 31, 2021	**$**	**780,053**
Capital Contribution		3,017,126
Net income/(loss)		(468,796)
Balance—December 31, 2022	**$**	**3,328,383**

See accompanying notes to financial statements.

L3VEL3 LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(468,796)	$	(681,741)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		201,290		192,710
Amortization of Intangibles		-		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(425,491)		(311,023)
Inventory		(1,569,965)		(880,170)
Prepaids and Other Current Assets		(165,875)		(410)
Accounts Payable		220,667		283,444
Credit Cards		40,897		236,545
Other Current Liabilities		44,961		21,618
Net cash provided/(used) by operating activities		**(2,122,312)**		**(1,139,028)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(56,883)		(3,433,410)
Purchases of Intangible Assets		(39,308)		(1,750,000)
Net cash provided/(used) in investing activities		**(96,191)**		**(5,183,410)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		3,017,126		1,461,794
Borrowing on Promissory Notes and Loans		-		5,083,083
Repayment of Promissory Notes and Loans		(743,572)		-
Line of Credit		(115,274)		115,274
Net cash provided/(used) by financing activities		**2,158,280**		**6,660,151**
Change in cash		(60,222)		337,713
Cash—beginning of year		337,713		-
Cash—end of year	**$**	**277,491**	**$**	**337,713**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	315,101	$	368,447
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

L3VEL3 LLC was formed on March 10, 2020 in the state of Illinois. The company has two fully-owned subsidiaries: 3 Holdings, LLC (formed on March 15, 2021 in the state of Illinois) owning the IP and trademarks and Elegance USA Inc. (incorporated on September 19, 2012 in the state of Illinois) owning the building. The consolidated financial statements of L3VEL3 LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Park Forest, Illinois.

L3VEL3™ is a brand built by the Artist for the Artist, which sells beauty, cosmetic & personal care products. Our mission is to provide professional grooming products that deliver guaranteed results. Working daily on to uplift the barbering industry to the highest level. Our Goal is to shake up the men's grooming industry, making High Quality products accessible to general consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Building & Improvements	40 years
Furniture & Fixtures	5 years
Vehicles	5 years
Tradeshow Equipment	5 years
Warehouse Equipment & Machinery	5 years
Information Technology & Computers	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from selling beauty, cosmetic & personal care products.

Cost of sales

Costs of goods sold include the cost of products sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $30,790 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 18, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2022		2021
Finished goods	$	2,450,135	$	880,170
Total Inventory	**$**	**2,450,135**	**$**	**880,170**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,		2022		2021
Prepaid expenses	$	106,064	$	410
Undeposited Funds		60,221		
Total Prepaids and other current asset	**$**	**166,285**	**$**	**410**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Customer Deposits	$	65,279	$	-
Payroll Liabilities		1,300		21,618
Total Other Current Liabilities	**$**	**66,579**	**$**	**21,618**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Building & Improvements	$	2,838,678	$	2,822,700
Furniture & Fixtures		88,872		62,300
Vehicles		5,000		5,000
Tradeshow Equipment		184,809		175,360
Warehouse Equipment & Machinery		303,200		303,200
Information Technology & Computers		69,733		64,850
Property and Equipment, at Cost		**3,490,293**		**3,433,410**
Accumulated depreciation		(393,999)		(192,710)
Property and Equipment, Net	**$**	**3,096,293**	**$**	**3,240,701**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $201,290 and $192,710, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Trademarks	$ 1,789,308	1,750,000
Intangible assets, at cost	**1,789,308**	**1,750,000**
Accumulated amortization	-	-
Intangible assets, Net	**$ 1,789,308**	**$ 1,750,000**

Trademark costs are indefinite lived.

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
YASSER NOURI	33.3%
TAREQ NOURI	33.3%
AMMAR NOURI	33.3%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Financed Equipment/Vehicles	$ 40,000		9/22/2020	9/22/2025	$ -	$ -	$ 14,988	$ 10,729	$ 25,717	$ -	$ 40,000	$ 14,988	$ 28,670	$ 83,658
SBA Loan	$ 500,000	3.75%	5/27/2020	5/27/2050	$ 17,425	$ 17,425	$ 30,204	$ 464,662	$ 512,291	$ 18,746	$ 18,746	$ 30,204	$ 469,696	$ 518,646
SBA EIDL Loan	$4,500,000	6.00%	9/18/2020	9/18/2050	$ 223,136	$ 223,136	$ 599,511	$ 3,119,418	$ 3,942,064	$244,372	$ 244,372	$ 599,511	$3,473,348	$ 4,317,230
Loan - a certain lender	$ 100,000	0.00%	2021	Not set	$ -	$ -	$ 100,000	$ -	$ 100,000	$ -	$ -	$ 466,667	$ -	$ 466,667
Total					**$ 240,561**	**$ 240,561**	**$ 744,703**	**$ 3,594,809**	**$ 4,580,072**	**$ -**	**$ 303,118**	**$ 1,111,369**	**$3,971,714**	**$ 5,386,201**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 744,703
2024	640,444
2025	629,715
2026	629,715
Thereafter	1,694,935
Total	**$ 4,339,512**

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through September 18, 2023, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $152,672, an operating cash flow loss of $2,122,312, and liquid assets in cash of $277,491, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

LV3 HOLDINGS, INC.

FINANCIAL STATEMENTS
AS OF INCEPTION (SEPTEMBER 5, 2023)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
LV3 Holdings, Inc.
Park Forest, Illinois

We have reviewed the accompanying financial statements of LV3 Holdings, Inc. (the "Company,"), which comprise the balance sheet as of September 5, 2023, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (September 5, 2023), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 29, 2023
Los Angeles, California

As of inception	**September 5, 2023**	
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		-
		-
Total assets	**$**	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	$	-
STOCKHOLDERS EQUITY		
Common Stock		-
Retained earnings/(Accumulated Deficit)		-
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	**$**	-

See accompanying notes to financial statements.

LV3 HOLDINGS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

As of inception	**September 5, 2023**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

LV3 HOLDINGS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date (September 5, 2023)	-			
Issuance of Common Stock	-	$ -		$ -
Net income/(loss)	-	-	$ -	-
Balance— (September 5, 2023)	**-**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

LV3 HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception	**September 5, 2023**
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Purcahse of property and equipment	-
Net cash provided/(used) in investing activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Issuance of common stock	-
Net cash provided/(used) by financing activities	**-**
Change in cash	-
Cash—beginning of year	-
Cash—end of year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

LV3 Holdings Inc. was incorporated on September 5, 2023, in the state of Delaware. The financial statements of LV3 Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Park Forest, Illinois.

L3VEL3™ is a brand built by the Artist for the Artist. Our mission is to provide professional grooming products that deliver guaranteed results. Our Artists are the heart of our brand, inspiring every ethical and innovative move we make. Our work ethic is to have mutual respect, trust, loyalty, and passion. Working daily on to uplift the barbering industry to the highest level. Our Goal is to shake up the men's grooming industry, making High Quality products accessible to general consumers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of September 5th, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 5, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will generate sales from selling beauty, cosmetic, and personal care products

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 29, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 11,000,000 of Common Stock at a par value of $0.0001 per share. As of September 5, 2023, no shares were issued and outstanding.

4. DEBT

The Company currently has no debt on September 5, 2023.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 5, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 5, 2023 through September 29, 2023, which is the date the financial statements were available to be issued.

On September 6, 2023, the company entered into a share exchange subscription agreement L3VEL3 Holdings LLC who owns 77.75% of the membership interests in L3VEL3 LLC, an Illinois limited liability company ("OPCO"), and beneficially owns 77.75% of the membership interests in 3 Holdings, LLC, an Illinois limited liability company ("IPCO") and 77.75% of the outstanding common stock of Elegance USA Inc., an Illinois corporation ("PROPCO," and sometimes together with OPCO and IPCO, the "Constituent Entities"). L3VEL3 Holdings LLC exchanged all of its ownership interests and beneficial interests in the Constituent Entities (the "Constituent Securities") for 6,842,000 shares of common stock of LV3 Holdings, Inc.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LV3 is not live or open to the public at this moment.

GET A PIECE OF LV3

Luxury Men’s Grooming Line, Without the Luxury Price Tag

LV3 Holdings, Inc. ("LV3" or the "Company") is a luxury men's grooming line. Our product, L3VEL3™, is an A to Z hair care and grooming product line that is suitable for everyone. In...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


L3VEL3
LUXURY MENS HAIR CARE, WITHOUT THE LUXURY PRICE TAG

$0 Raised

REASONS TO INVEST

- As a Pro Beauty Association Member, ISO certified brand, and as one of Salon Centric's top-selling product, our brand has amassed 10M+ followers and produced over $32M in sales.*
- We’ve expanded our products into 30+ countries, with our Beauty Supply rollout across the nation into over 5000 beauty suppliers, and our anticipated Nationwide rollout to all 2400+ Sally Beauty locations in Q1 2024.
- The men's grooming market is projected to reach $132B by 2030. We’re expanding from the professional market to deliver our high-quality and affordable products directly to consumers.

**Source, During that same timeframe (2020 launch through August 2023), the Company incurred a cumulative cost of goods sold of over $18M.*

Invest Now
$3.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$297.50	$35M

THE PITCH

Looking Good is in Our DNA

L3VEL3™ is an A to Z product and accessory brand designed specifically for male hair care and grooming. Born from the barbershop, our artist-driven brand promises professional results through our high-quality products available at an affordable price.

Our mission is to uplift the men's industry to new heights through ethical innovation. With influential backers like A-Rod (@arod23pr), Los Cut It (@los_cut_it), and Bengie @barberobengie), we believe we're set to shake up men's grooming. Join us in transforming the game and making high-quality products accessible to all.

Men’s grooming is in our DNA and our brand has been built by Artists for Artists. Now, we invite you to level up with L3VEL3.


L3VEL3


HAIR CARE
MATTE PUTTY
CREAM GEL
HAIR SPRAY
SLIME GEL
POMADE
FORMING CREAM


BEARD CARE
BEARD OIL
SHAVING GEL
BEARD SHAMPOO


PROFESSIONAL TOOLS
SHAVING TOWELS
GLOVES
NITRILE GLOVES
NECK STRIPS


SKIN CARE
AFTERSHAVE COLOGNE
FOAM BODY WASH
BLACK MASK
MUD SCRUB MASK
APRICOT SCRUB


L3VEL3
BOARD ROOM
02:40

THE OPPORTUNITY & OUR BUSINESS MODEL

Groom to Greatness with L3VEL3

We believe the industry leans more on women's cosmetics and personal care, leaving men’s grooming as more of an afterthought. L3VEL3 seeks to change this by shifting the focus to the thriving barbering scene to enhance traditional men’s grooming. We recognized this glaring void in the market of men's professional products, which is why we created an extensive A to Z brand offering over 150+ products tailored exclusively for men. From hair and grooming products to accessories, to clothing, we've got it all at an ethical price point that leaves luxury brands feeling the sting. Our affordable price tag of 10 - 12$ (with almost double the ounces) aims to ensure that guys get what works for the right price.


DOUBLE THE QUANTITY
ECONOMICAL
UNREASONABLY COSTLY
PREMIUM YET AFFORDABLE
Old Spice POMADE
AMERICAN CREW POMADE
POMADE
2.2oz
3oz
5oz
PRICE PER OUNCE
$3.85
$7.00
$2.39
AT THE RIGHT PRICE
WET LINE
ACCESSORIES
APPAREL
30 + INTERNATIONAL
TRADESHOWS
EXHIBITED A YEAR

While competitors claim to cater to men, they seem to fall short when it comes to a complete range of quality care products that don't break the bank. Brands like American Crew, REDKEN, and Paul Mitchell offer men's lines, but are generic with no soul & we feel none match our comprehensive A-Z approach to men's hair care.


25
MILLION
IN SALES
IN LESS THAN
30 MONTHS
WHOLESALE
65%
RETAIL
17%
PROFESSIONALS
18%
HIGHLY RATED
WITH OVER
8,000
REVIEWS
ON AMAZON
STYLING POWDER DUST
33% FREE
STYLING POWDER LIGHT DUST
33% FREE

Not only do we help consumers, but we help barbers tackle the industry's pain points head-on. For most barbershops lacking retail options, our program can empower them to sell, our retail program empowers them to sell products while preserving healthy margins. And our special bulk purchase program and discounted prices benefits both owners and barbers. As we expand, we're transforming the educational landscape in men's grooming with our team of 20+ world-class educators offering seminars, videos, and classes worldwide.

THE MARKET & OUR TRACTION

L3VEL3: Amazon's Top Choice for 2 years running!

L3VEL3 aims to be the go-to household brand to groom you to greatness. We're setting our sights on the booming global men's grooming products market, which has already hit a whopping USD 74.8 billion in 2021.

And we believe that's just the beginning!

With a projected CAGR of 6.58%, the market is expected to reach a staggering USD 132.73 billion by 2030. (Source) We believe L3VEL3 is strategically positioned to seize this opportunity by offering our extensive A to Z product and accessory range designed exclusively for men. As the industry's pioneer, L3VEL3™ is carving its path to success, bringing affordability and innovation to consumers while creating essential avenues for barbers to thrive.


WHAT PEOPLE ARE SAYING
Turns super straight hair into wavy!
I'm a guy and my hair is so incredibly straight and fine that i cant style it at all especially if i just washed it so it becomes a bowl cut. Just one or two sprinkles of this and then scrunching it in immediately creates texture and wave, ive never found any product that works this well for my hair type!
Reviewed in the United States on July 30, 2023
Style: Small - 30 Grams | Verified Purchase
LOVE THIS PRODUCT
Just started using it and I love it. IMO, it works better than staying paste. It's less messy and easy to wash out unlike styling paste, I would have to wash my hair twice to fully extract it. It's a all bottle but then again, you don't need to use much. The bottle says to put onto hand, then rub together and run through hair. I apply it directly to my hair and mixing it in. The only difference between this one and the styling paste is, it doesn't give shine and looks more nature. I'm not sure if the sell power that makes your hair shine as well but this product is perfect for me!
Reviewed in the United States on July 3, 2023
Style: Small - 30 Grams | Verified Purchase
Turns super straight hair into wavy!
I love this product. It is the most affordable and the best quality. I wish everything I bought was such a home run. The smell is the big reason I will not be changing brands. Keep this quality and I'm a customer for life.
Reviewed in the United States on July 25, 2023
Style: Small - 30 Grams | Verified Purchase
GREAT!
Buy this for my son on a regular basis he loves it for his hair and wouldn't use or recommend any other product. Highly recommend.
Reviewed in the United States on July 30, 2023
Style: Small - 30 Grams | Verified Purchase
HAIR GEL
SCULPTING CLAY
MILLIONS
SERVED
Having served millions of satisfied consumers worldwide. We believe our products are flourishing both online and on shelves, delivering exceptional beauty solutions that have garnered widespread acclaim.

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

With an international trademark registration spanning 150+ countries, and ~$32.5M in revenue since the Company's launch in 2020, we believe LV3 has solidified its presence on a global scale. During that same timeframe (2020 launch through August 2023), the company incurred a cumulative cost of goods sold of ~$18.5M. Additionally, our status as a Pro Beauty Association Member, ISO Certification, and our Co-Founder, Arod, voted one of the top barbers in the world, solidifies our position to continue our growth and presence in the industry.


OUR MAIN SUPERSTAR
The co-founder of L3VEL3 & world famous barber, Arod (@arod23pr)
L3VEL3
WITH A COMBINED OF OVER
13,244,299
FOLLOWERS ACROSS ALL PLATFORMS


BACKED BY SOME OF THE WORLDS TOP PROFESSIONALS

Brand Disruptor AWARD 2023
Collective INKD

Barber of the year 2023
Barber Expo

Educator of the year 2023
CT Barber Expo

Influencer of the year 2021
Barber Expo

Rookie of the Year 2021
Barber Expo




L3VEL3
02:23

WHY INVEST

L3VEL Up With L3VEL3

Join us in fueling L3VEL3 to rise in success and style! With ambitious expansion plans and a commitment to innovation, we believe we're ready to enhance the men's grooming industry. We're planning to introduce L3VEL3™ Pro, a premium professional product line with cutting-edge formulations and sleek packaging. As we venture into 2023, we're seeking to expand our US distribution, lower international distribution prices, and offer a new container pricing program to cater to new markets worldwide. Education is at our core, and we're bringing in top-notch colorist educators and multi-language content to empower professionals and enthusiasts alike.



INTERNATIONAL
TRADEMARK IN
150 + COUNTRIES



GROWING OUR
FOOTPRINT
EXPANSION BUILDING 35,000 SQFT
CURRENT HEADQUARTERS
FUTURE EXPANSION

**Rendering of the company's aspirations for future expansion. The image is a computer-generated demo version. The expansion is not currently under development.*

By investing in L3VEL3™, you're not just supporting a brand; you're driving the transformation of male haircare and setting new standards of style and confidence.

Together, let's redefine grooming excellence and make L3VEL3™ the brand of choice for barbers and consumers worldwide. Invest now and l3vel up with L3VEL3!

ABOUT

HEADQUARTERS
2250 Western Avenue
Park Forest, IL 60466

WEBSITE
View Site

LV3 Holdings, Inc. ("LV3" or the "Company") is a luxury men's grooming line. Our product, L3VEL3™, is an A to Z hair care and grooming product line that is suitable for everyone. In less than 3 years, we have expanded our products into 30+ countries, and have grown a network of 10M+ social media followers while grossing over $32M in revenue since the Company's launch in 2020. During that same timeframe (2020 launch through August 2023), the Company incurred a cumulative cost of goods sold of over $18M.

TEAM

Tareq Nouri
Co-Founder / Chief Operating Officer

As the Chief Operating Officer (COO) and Head of Operations at L3VEL3™, Terry Nouri is responsible for overseeing daily operations, strategic planning, and optimizing operational processes. He leads a team of professionals, manages the supply chain, ensures product quality, and fosters cross-functional collaboration. Terry plays a crucial role in driving operational excellence, efficiency, and customer satisfaction within the company.

Jesus Santellanes
Sales Manager

As the Sales Manager, Jesus holds a crucial leadership position within the organization, responsible for overseeing and managing the sales team to achieve revenue targets and drive business growth. His primary role involves developing and implementing effective sales strategies aligned with the company's objectives, motivating and coaching the sales team, and devising plans to maximize sales performance. Jesus leads, trains, and guides the sales team, setting clear performance targets and providing ongoing coaching and feedback to ensure their success. He also conducts market research, collaborates with other departments, manages the sales budget, and provides regular sales reports and updates to senior management. Jesus plays a pivotal role in driving the company's revenue growth, maintaining strong customer relationships, and fostering a high-performing sales culture within the organization.

Ghaith AR.
General Manager/3D Design

As the General Manager, Ghiath plays a pivotal role in leading the brand to success. With a 3D background and quality control expertise, coupled with research and development responsibilities, he brings a unique skill set to the organization. Ghiath is responsible for overseeing various aspects of the brand's operations, ensuring product quality, innovation, and continuous improvement. Leveraging his 3D technology knowledge, he enhances product design, prototyping, and visualization processes, creating visually appealing and innovative products that resonate with the target market. Ghiath also leads research and development efforts, identifying market trends, technologies, and materials to drive product innovation based on consumer insights and feedback. Additionally, he manages day-to-day operations, collaborates with cross-functional teams, and represents the brand at industry events, contributing to the brand's growth and market presence. Ghiath's leadership, technical expertise, and strategic vision are integral to the brand's ongoing success in the competitive marketplace.

Jay Nouri
Co-Founder / Chief Executive Officer

Jay Nouri is the CEO and co-founder of L3VEL3™, a leading brand in the men's grooming industry. His contributions to the brand and the barbering industry as a whole have been instrumental in shaping the success and reputation of L3VEL3™.

Jay Nouri's visionary leadership has been the driving force behind L3VEL3™. He recognized the need for high-quality grooming products for men and barbers and set out to fill that gap in the market. Under his guidance, L3VEL3™ has become synonymous with excellence and innovation.

Industry Collaboration: Jay Nouri has fostered strong relationships with influential Artists and professionals in the barbering industry. Collaborating with renowned figures such as A-Rod, Los Cut It, and Mr. Official, he has brought together a community of experts dedicated to uplifting the barbering industry to the same level as the salon industry.

Jay Nouri's commitment to ethics and innovation is at the core of L3VEL3™'s brand philosophy. He has ensured that the brand maintains ethical practices throughout the product chain, empowering Artists and making high-quality grooming products accessible to consumers. Jay Nouri's innovative mindset has driven the development of results-driven formulas, cutting-edge hairstyling trends, and engaging social media strategies.

Ammar Nouri
Co-Founder / Chief Distribution Officer

As the Chief Distribution Officer (CDO) at L3VEL3™, Ammar Nouri is responsible for leading the distribution strategy and operations of the company. He oversees the distribution network, manages relationships with distributors and retailers, and develops strategies to expand market reach. Ammar plays a key role in optimizing distribution channels, ensuring product availability, and driving growth through effective distribution partnerships. He works closely with the sales and marketing teams to develop distribution plans that align with the company's overall objectives and drive success in the market.

Yadiel Rodriguez Rodriguez
Co/Owner & Chief Marketing Officer

As the Chief Marketing Officer (CMO) of L3VEL3™, Arod Rodriguez plays a crucial role in shaping and executing the company's marketing strategies. He is responsible for overseeing all marketing initiatives and ensuring consistent messaging across various channels. Arod leads the development and implementation of marketing campaigns, brand promotions, and digital marketing efforts to increase brand awareness and drive sales. He leverages his expertise in social media and digital platforms to enhance the brand's online presence and engage with the target audience. Arod also collaborates with other teams to align marketing efforts with product development, customer experience, and business objectives, ultimately contributing to the overall growth and success of L3VEL3™.

Trisha Parker
Principal Accounting Officer

An experienced business professional who is skilled in accounting and business operations. I am focused on building and developing a brand that reflects who I am and aspire to be both in business and personally.

TERMS

LV3

Overview

PRICE PER SHARE
$3.50

VALUATION
$35M

DEADLINE
Feb. 14, 2024 at 7:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$297.50

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.50

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,285

MAX NUMBER OF SHARES OFFERED
352,857

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $1,000+ within the first 48 hours and receive 5% bonus shares

Invest $10,000+ within the first 48 hours and receive 15% bonus shares

Invest $2,500+ within the first two weeks and receive 5% bonus shares

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Flash perk

At 45 days in: Invest $10,000+ within the first 48 hours and receive 15% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive an Investor Certificate

Tier 2 Perk — Invest $1,000+ and receive a Gift Card Code valued at $100

Tier 3 Perk — Invest $2,500+ and receive a Gift Card Code valued at $250

Tier 4 Perk — Invest $5,000+ and receive a Gift Card Code valued at $500 + 5% bonus shares

Tier 5 Perk — Invest $10,000+ and receive a Gift Card Code valued at $1,000, a 10% Annual Retail Discount on lv3.com, 2 Free tickets** to any of the 4 major Hair Expos in the US + 5% bonus shares

Tier 6 Perk — Invest $25,000+ and receive a Gift Card Code valued at $1,000, a 20% Annual Retail Discount on lv3.com, 4 Free tickets** to any of the 4 major Hair Expos in the US + 10% bonus shares

Tier 7 Perk — Invest $50,000+ and receive a Gift Card Code valued at $1,000, a 25% Annual Retail Discount on lv3.com, 4 Free tickets** to any of the 4 major Hair Expos in the US + 15% bonus shares

Tier 8 Perk — Invest $100,000+ and receive a Gift Card Code valued at $1,000, a 30% Annual Retail Discount on lv3.com, 4 Free tickets** to any of the 4 major Hair Expos in the US + 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***The Company will reach out to its investor base at the closing of the round to obtain any personal information that may be needed in order to facilitate the transfer of the(se) ticket(s).*

The 10% StartEngine Owners' Bonus

LV3 Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into LV3.

JOIN THE DISCUSSION

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"Hi there. Jay Nouri here, CEO of Level three, and I'm excited and ecstatic to finally introduce to you Level three, a brand that's a leader in the men's grooming industry. For the past two and a half years, all that Level three has been doing is focusing on nothing but the core and building our structure right down in the heart of the men's grooming sector. Now that we have accomplished that, we are ready to take our doors and expand to everyone around the world.

So join me on this journey as we revolutionize haircare and bring Level three to every single household. One of the top priorities here at Level three is education. Level three has a combined network of over 10 million followers with some of the top leading professionals assigned to our company. We participate in over 25 hair shows a year, and barbers now are not only our customers, but our shareholders.

Hey there, this is Arab a Milli, and as a global ambassador and CMO of Level three, my top priority is ensuring our products work for professionals like you and me. Trust me, I know how hard it can be to find affordable products to actually do the job. That's why we've decided to create our own innovative, high quality and affordable as a US veteran. I've always focused on the mission, and here it's quality and affordability. Let's get Scratching.

Hi, I'm Terry Nouri. I'm the Chief Operating Officer here at Level three, and they call me the numbers guy. I'm proud to say that in just 30 months, we have surpassed over $25 million worth of sales worldwide, and that's just in the professional industry. With our focus being on innovation and growth, we aim to expand our distribution into 20 countries by the end of 2024.

Let's Talk a little about our products. Our styling powder has been the best-selling styling powder on Amazon. With over 8,000 reviews in just 24 months, our vast range of products are growing rapidly. I'm happy to announce our Level three color line is coming soon in 2024, and it doesn't stop there. We have a full cologne collection that will complement our bestselling aftershaves. Our ultimate goal is to bring manufacturing in-house with our current headquarters, sitting on two acres of land and already having our building zoned for manufacturing. We look to expand our building and create a full manufacturing plant right here in our house. With the help of our village and our local development authorities, this expansion will add tremendous value to our brand and open many new doors of opportunity. We'll be able to create local jobs, contract manufacturing, and manufacture on demand, and not to mention made in the USA label.

So join us to be a part of a story that transforms an entire industry. You're not just investing in a business, but in a vision, a future change. Together we can create something extraordinary. So don't miss out. Let's shape the Future side by side.

One of the main reasons we chose crowdfunding was to give every single person an opportunity to invest in Level three. By investing in Level three, you'll be supporting our innovation, our commitment to excellence, and our expansion plans. Visit our crowdfunding campaign at startengine.com/ivthree to learn more about our mission and help us redefine men's hair care forever. Thank you for being a part of our journey, and welcome to Level three."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

L3VEL3


L3VEL3
GET READY FOR
SOMETHING HUGE!

Something extraordinary is on the horizon. And we believe you're going to want to be a part of it.

Get Ready for this Opportunity, Attempting to Redefine the beauty industry.

Tune in tomorrow to learn More

Join The Waitlist

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.